Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

pSivida Limited
Level 12, BGC Building
28 The Esplanade
Perth, Western Australia 6000

Date of lodgement: 22-Mar-2006

Title: Open Briefing®. pSivida. Update on Progress

Record of interview:

corporatefile.com.au
pSivida Limited (ASX: PSD) recently announced the publication of long-term trial results from a Bausch & Lomb study of Retisert™ as a treatment for chronic non-infectious posterior segment uveitis. The three-year study undertaken by Bausch & Lomb involved 278 patients at 27 hospitals in the United States and one in Singapore. A statistically significant number of eyes treated with Retisert™ demonstrated a three-line improvement in vision on an eye chart as well as significantly reduced recurrence rates. What impact will this study have on current sales?

MD Gavin Rezos
A three-line improvement in vision is a strong result and the study will be used to brief doctors treating patients with uveitis. The effectiveness of the drug, as demonstrated by this three-year trial data, can only add to the marketability of the product in the United States and will be used to seek regulatory approval in other regions.

In addition, Bausch & Lomb recently appointed global pharmaceutical company, Novartis, to co-promote Retisert™ for uveitis in the United States, significantly increasing the number of sales representatives dedicated to the promotion of Retisert™ in the United States. pSivida receives a significant royalty on Retisert™ sales (current wholesale price is US$18,250) which is covered by US Medicare. Uveitis is the third largest cause of blindness in the US with an estimated 175,000 treatable cases and an estimated 800,000 worldwide.

Further reporting on the effectiveness of Retisert™ on uveitis will be presented at the 6th International Symposium on Ocular Pharmacology and Therapeutics Conference in Berlin on 31 March 2006 and the Association for Research in Vision and Ophthalmology, Inc. (ARVO) 2006 Annual Meeting on 1 May 2006.

corporatefile.com.au
Concurrent to the release of the three-year results of Retisert™ as a treatment for uveitis, Bausch & Lomb reported on a controlled clinical trial of Retisert™ for the treatment of Diabetic Macular Edema (DME). This study involved 197 patients at hospitals in the United States and results demonstrated a three or more line improvement on an eye chart at three years, which is defined by the FDA as a Gold Standard level of improvement. How does this treatment compare to the current standard of care?

MD Gavin Rezos
Diabetic Macular Edema is the number one cause of blindness in the United States for people under the age of 65 and afflicts about 10 percent of all diabetics with an estimated 500,000 treatable cases in the US alone. The results of this study have shown that at three years, in addition to improved vision, there was no evidence of DME in 58 percent of the eyes receiving the implant versus 30 percent of eyes receiving the existing standard of care, repeated laser surgery.

The study also demonstrated at three years, a two-grade improvement in the Diabetic Retinopathy Severity score (a measure of the severity of the disease) in 13 percent of eyes treated with Retisert™ compared to 4 percent of eyes treated with the standard of care. Diabetic Retinopathy is a measure of the underlying disease rather than diminished vision, which is a symptom of the disease. Diabetic Retinopathy occurs when diabetes damages the tiny blood vessels inside the retina, the light-sensitive tissue at the back of the eye and usually affects both eyes.

Further reporting on the effectiveness of Retisert™ on DME will be presented at the 6th International Symposium on Ocular Pharmacology and Therapeutics Conference in Berlin on 31 March 2006 and the ARVO 2006 Annual Meeting on 4 May 2006.

corporatefile.com.au
Will you seek FDA approval for Retisert™ in DME?

MD Gavin Rezos
As Bausch & Lomb own the licensing rights to Retisert™ in all applications, they are responsible for any regulatory filing strategy and product commercialisation.

corporatefile.com.au
How does the outcome of this trial data impact your assessment of Medidur™, which commenced phase III trials for the treatment of DME in October 2005?

MD Gavin Rezos
As these Retisert™ and Medidur™ products can deliver the same drug, at a similar rate over a similar period of time, it is reasonable to expect the three year results from the current phase III Medidur™ trial will be similar to the results from the three year data on Retisert™. In our view, the data therefore reduces significantly the approval risk of the Medidur™ product.

corporatefile.com.au
What are the differences between Retisert™ and Medidur™?

MD Gavin Rezos
Both products work in the same way, however, Medidur™ is smaller and injectable, whereas Retisert™ has a larger drug reservoir and is inserted in a surgical procedure.

corporatefile.com.au
pSivida Limited acquired Control Delivery Systems (now pSivida Inc.) in December 2005. What synergies have been experienced to date and what future synergies do you expect to achieve?

MD Gavin Rezos
The bringing together of our existing platforms and expertise has the potential to create a leading global bio-nanotech company developing next generation products and technologies in the areas of ophthalmology, oncology, and drug delivery generally. The acquisition has significant benefits to our shareholders in terms of future value enhancing prospects. We are particularly excited about the potential to integrate BioSiliconTM with our drug delivery technology platform to create next generation treatments for a broad range of diseases and conditions.

The acquisition has also brought additional product development and regulatory expertise to pSivida’s management team and provided pSivida with an operating base in the Boston biotech hub, enhancing our overall visibility as well as access to the US scientific and investment communities. Australian publication Bioshares recently announced pSivida’s acquisition of CDS as the ‘Biotech M&A Deal of the Year’, citing pSivida’s increased presence in the US, current revenue stream and synergies for combining the two companies’ technologies and expertise.

corporatefile.com.au
Given the recent progress made in ophthalmology, what new developments are there with BioSilicon™?

MD Gavin Rezos
The ophthalmic area has had significant news of late that is reflected in our announcements and the maturity of these products. Since the planned acquisition of CDS was first announced, there have been a number of significant value-adding announcements including; several new evaluation agreements with large pharmas in ophthalmology; Retisert™ was granted full Medicare cover in the US; Novartis began co-promoting Retisert™ in the US with Bausch & Lomb; and Bausch & Lomb released important three year trial data on Retisert™ for uveitis and DME.

In relation to BioSilicon™, there has been strong progress made in this important part of our business. The clinical programmes advancing the BrachySil™ targeted oncology product as well as programmes relating the drug delivery applications of BioSilicon™ are progressing well and continue to meet expectations.

corporatefile.com.au
What is the status of your BioSiliconTM collaboration with an undisclosed Top 5 global pharmaceutical company and have you entered into any new evaluation agreements?

MD Gavin Rezos
The technical programme at the Top 5 global pharma was completed on schedule with successful results and discussions are still continuing as to the form of the next stage of our business relationship.

We also recently entered into another agreement with an undisclosed large pharmaceutical company to evaluate the BioSiliconTM technology for certain drug delivery applications. In addition, there are ongoing discussions with other pharmaceutical and biotech companies with more news expected this year.

corporatefile.com.au
A phase IIb clinical trial for determining the optimal dose of BrachySil™ in the treatment of primary liver cancer commenced in October 2005. When will interim results be made available?

MD Gavin Rezos
There have been a number of patients treated at key centres in Singapore with further patients being recruited. Patients will soon be treated in Vietnam as well.

The key objectives of the phase IIb clinical trial is initially to determine the optimal radioactivity dose implanted per cubic centimetre of tumour, as well as the maximum radioactivity level implanted per patient. Three dose levels will be evaluated and the data from the cohort of patients receiving the optimum dose will lead directly into the generation of pivotal clinical efficacy and safety data. Information about the progress made through the phases of this key trial will be provided during 2006.

The phase IIa clinical trials of BrachySil™ for the treatment of eight patients with advanced, inoperable primary liver cancer was concluded in early 2005. BrachySil™ was found to be both safe and tolerable and all eight patients had significant reductions in the size of their tumours.

corporatefile.com.au
When do you expect to commence human clinical trials using BrachySil™ to target pancreatic tumours. Could you outline the progress you’ve made so far?

MD Gavin Rezos
Pancreatic cancer represents a further important clinical indication with a high unmet clinical need. Plans are well advanced in finalising the details of the clinical protocol and the clinical centres of excellence have been selected and have agreed to conduct the work. Furthermore, interaction with regulatory agencies and submission of clinical trial protocols are well progressed. An announcement regarding the commencement of the clinical programme will be made in the second quarter of this year.

corporatefile.com.au
In October 2005, pSivida Limited signed a licensing agreement with Beijing Med-Pharm. The licence included upfront and milestone payments in excess of US$2 million. What progress has been made to date?

MD Gavin Rezos
We have been receiving these payments to schedule. Currently, we are negotiating the terms of the Manufacturing Supply Agreement to finalise local manufacture in China.

corporatefile.com.au
In May 2005, you announced successful completion of the first stage of a proof of concept study in collaboration with Clinuvel Pharmaceuticals Limited, (formerly known as Epitan Limited). How are you progressing in the evaluation of BioSilicon™ as a delivery platform for Clinuvel’s lead drug CUV1647 (formerly known as Melanotan™)?

MD Gavin Rezos
Clinuvel has extended the work programme and the next stage of technical collaboration has been initiated. New technical work is focused on loading a hydrophilic peptide into BioSilicon TM particles for injection.

corporatefile.com.au
How has the ADR programme on NASDAQ performed since the listing in January last year?

MD Gavin Rezos
There are a total of 768,000 ADRs that are outstanding and tradeable as at the end of February 2006, representing 7,680,000 ordinary shares that have moved to the United States from the Australian market. There are also 16.5 million ADRs issued to former CDS shareholders in the United States currently held in escrow for periods of between six or nine months from the date of the closure of the acquisition. Accordingly, the total number of ADRs outstanding represents 44.6 percent of the issued capital of the company as at the end of February 2006. The completion of the CDS acquisition has resulted in a significant shift in the proportion of shareholders domiciled outside of Australia. There is also an ever-increasing shareholder presence in the UK and Europe.

corporatefile.com.au
Thank you Gavin.

For previous Open Briefings by pSivida, or to receive future Open Briefings by email, visit www.corporatefile.com.au.

For more information about pSivida, visit www.psivida.com.au or call Brian Leedman, Investor Relations Manager on +(61-8) 9327 8920.

PSIVIDA DISCLAIMER: This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. Any securities offered may not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

This document contains forward-looking statements that involve risks and uncertainties. The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

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